DNA Precious Metals, Inc.
9125 rue Pascal Gagnon, Suite 204
Saint Leonard, Quebec H1P 1Z4

February 24, 2011

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010

Attention:	Parker Merrill
Re:	Registration Statement on Form S-1- File No. 333-171098

Dear Mr. Morrill:

Reference is made to that certain Registration Statement on Form S-1 (File No. 333-171098) filed with the Securities and Exchange Commission (the "Commission") by DNA Precious Metals, Inc., a Nevada corporation (the "Company"), on December 10, 2010 (the "Registration Statement"). Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the Commission consent to the immediate withdrawal of the Registration Statement, together with all exhibits thereto.

The Company requests withdrawal of the Registration Statement so that the Company may acquire certain mining property and affirm its business plan. No securities were sold pursuant to the Registration Statement.

It is the Company's understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission, unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have questions or require additional information, please do not hesitate to contact Mark Ralston at (604) 813-2626.

Sincerely,

DNA Precious Metals, Inc.

/s/ James Chandik
James Chandik
Chief Executive Officer and President